May 11, 2011



Mr. Karl Hiller
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:  Gulfstar Energy Corporation
         Form 10-K for the Fiscal Year Ended  December  31, 2009
         Filed March 29,
         2010 Form 8-K Filed  August 5, 2010
         Form 10-Q for the  Fiscal  Quarter Ended June 30, 2010
         Filed October 6, 2010
         File No. 333-151398

Dear Mr. Hiller:

We are in receipt of your correspondence dated April 1, 2011, regarding the above referenced Securities and Exchange Commission Filings of Gulfstar Energy Corporation ("the Company"). We are providing the following responses to such comment letter. The responses set forth below are numbered to correspond to the numbered comments in the Staff's comment letter, which have been reproduced here for ease of reference.

Form 8-K Filed August 5, 2010
-----------------------------

General
-------


1. We note your response to prior comment 1 and ask that you file your amended Form 8-K with your proposed revisions without further delay. If you would like to submit a draft copy of your amendment, please submit it with your response and clearly identify it as a draft.

     Response to Comment 1
     ---------------------

     We have filed Amendment No. 4 to our Current Report on Form 8-K, dated August 5, 2010 that now includes the signed audit reports and the labels for all pro forma adjustments that are included in the Unaudited Condensed Consolidated Balance Sheet and in the Condensed Consolidated Statement of Operations to correspond to the narrative disclosures that are included in the pro forma footnotes. A copy of which is attached hereto.



Form 10-Q for the Quarter Ended June 30, 2010
---------------------------------------------

Note 1 - Organization and Summary of Significant Accounting Policies, page 8
----------------------------------------------------------------------------

2. We have read your response to prior Comment 2 and see that you included pro forma information for the quarter ended March 31, 2010 which you propose to include in an amendment to the Form 8-K filed on August 5, 2010. However our comment pertained to the pro forma information required in the notes to your financial statement under Rule 8-03(b)(4) of Regulation S-X. This requires pro forma information for the interim period in which the acquisition occurred and the corresponding interim period of the preceding fiscal year. As your acquisition of Talon Energy Corporation occurred on June 30, 2010, you will need pro forma information for the quarterly, cumulative and comparative periods covered in your Form 10-Q for the quarter ended June 30, 2010. Please submit the revisions necessary to comply with Rule 8-03(b)(4) of Regulation S-X.

     In response to your comment, we filed an Amended Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 including the pro forma information for the three and six months ended June 30, 2010 and 2009 pursuant to Rule 8-03(b)(4) of Regulation S-X. A copy of which is attached hereto.

We believe that these amended filings comply with your comments.

Sincerely,

/s/ Stephen Warner
------------------

Stephen Warner, CFO
Gulfstar Energy Corporation
3410 Embassy Drive
West Palm Beach, FL 33401


Cc: Michael A. Littman
      Attorney At Law

     Scott Miller
     UHY, LLP